SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):         25-Nov-02

Financial Asset Securities Corp.

AS DEPOSITOR UNDER THE TRUST AGREEMENT, DATED
AS OF APRIL 1, 2002, PROVIDING FOR THE ISSUANCE OF
C-BASS MORTGAGE LOAN ASSET-BACKED
NOTES SERIES 2002-CB2

FINANCIAL ASSET SECURITIES CORP.
(Exact name of registrant as specified in its charter)

Delaware           333-60904-05             13-3172275
(State or Other    (Commission              (I.R.S. Employer
Jurisdiction of    File Number)             Identification
Incorporation)                              Number)

600 Steamboat Road
Greenwich, CT                   92618
(Address of Principal           (Zip Code)
Executive Offices)

Registrant's telephone number, including area code: 203-625-2700

Item 5.  Other Events

On        25-Nov-02a scheduled distribution was made from the
        trust to holders of the certificates. The Trustee has caused to be filed with the commission, the Monthly Report dated
          25-Nov-02The Monthly Report is filed pursuant to and in accordance with (1) numerous no-action letters (2) current Commission policy in the area.

A.      Monthly Report Information:
        See Exhibit No.1

B.      Have any deficiencies occurred?   NO.
                   Date:
                   Amount:

C.      Item 1: Legal Proceedings:          NONE

D.      Item 2: Changes in Securities:      NONE

E.      Item 4: Submission of Matters to a Vote of Certificateholders:  NONE

F.      Item 5: Other Information - Form 10-Q, Part II -
        Items 1,2,4,5 if applicable:  NOT APPLICABLE

Item 7. Monthly Statements and Exhibits

        Exhibit No.

1. Monthly Distribution Report dated           25-Nov-02

C-BASS MORTGAGE LOAN
ASSET BACKED CERTIFICATES
SERIES 2002-CB2

STATEMENT TO CERTIFICATEHOLDERS

Distribution Date:                11/25/2002

        Beginning
        Certificate
Class   Balance(1)              Principal               Interest
A-1     155,507,671.34          4,662,586.51             293,127.63
A-2     59,885,576.27           2,474,654.07             122,676.11

M-1     11,478,000.00                   0.00              26,278.99
M-2     10,803,000.00                   0.00              29,103.79

B-1     8,777,000.00                    0.00              28,933.81
B-2     4,051,000.00                    0.00              18,584.47
N*      6,041,831.10              849,026.88              49,309.02

A-IO*   $86,421,000.00**                0.00             302,335.37
X*      251,852,578.78                  0.00                   0.00

R-3            0.00                     0.00                   0.00



                                Ending
                                Certificate
        Losses                  Balance                 Cusips
A-1          $0.00              $150,845,084.83           12489WEQ3
A-2          $0.00              $57,410,922.20            12489WER1

M-1          $0.00              $11,478,000.00            12489WET7
M-2          $0.00              $10,803,000.00            12489WEU4

B-1          $0.00              $8,777,000.00             12489WEV2
B-2          $0.00              $4,051,000.00             12489WEW0
N*      NA                      $5,192,804.22             31738PAG3

A-IO*   NA                      $86,421,000.00            12489WES9
X*      NA                      $244,715,338.20                  NA

R-3     NA                            $0.00                      NA



              AMOUNTS PER $1,000 UNIT


Class   Principal               Interest                Total
A-1     27.70467813               1.74173854            29.44641667
A-2     37.89089062               1.87836641            39.76925703

M-1      0.00000000               2.28950950             2.28950950
M-2      0.00000000               2.69404702             2.69404702

B-1      0.00000000               3.29654893             3.29654893
B-2      0.00000000               4.58762528             4.58762528
N*      90.32200806               5.24564043            95.56764848

A-IO*    0.00000000               1.66968775             1.66968775
X*       0.00000000               0.00000000             0.00000000

R-3      0.00000000               0.00000000             0.00000000



        Ending                                          Current
        Certificate                                     Pass-Through
Class   Balance                 Losses                  Interest Rate
A-1     896.30820002              0.00000000               2.19000%
A-2     879.05255249              0.00000000               2.38000%

M-1     1000.00000000             0.00000000               2.66000%
M-2     1000.00000000             0.00000000               3.13000%

B-1     1000.00000000             0.00000000               3.83000%
B-2     1000.00000000             0.00000000               5.33000%
N       552.42598130              0.00000000               9.79800%

A-IO    477.27159764              0.00000000               4.20000%
X       906.13081958              0.00000000               0.00000%

R-3      0.00000000               0.00000000            NA




Distribution Date:     25-Nov-02

        Distribution Statement
        Pooling and Servicing Agreement Dated April 1, 2002

i)   Distributions to the Holders      See Page 1

ii)  Class X Distribution Amount    See Page 1

iii)  OC Amt. (before distributions)        $1,350,331.17
      OC Release Amount                           $0.00
      OC Def, (after dist)                   $21,758.32
      OC Target Amount                      $1,350,331.17
      OC Amount (after distributions)       $1,350,331.17

      Monthly Excess Interest               $870,785.18




iv) Servicing Fees              Group 1                 Group 2
Servicing Fees                      $85,115                $39,465
Unpaid Special Servicing Fees            $0                     $0
Special Servicing Fees              $13,200                $17,250
PMI Premiums                        $44,818                $14,409

v) Advances                     $355,597.41

vi) Beg Bal                     $181,880,361            $69,972,218
End Bal                         $177,231,989            $67,483,349
End count                               1824                    464

vii)  Wtd Avg Rem Term                   318                    320
Wtd Avg Mort. Rate                   8.9416%                8.5309%

viii)  Delinquency And Foreclosure Information:

Group 2
        All Categories                      Bankruptcy
        Number     Balance                  Number      Balance
Current         182   46,828,379                       0          0
30 days          24    1,536,275                       5    220,152
60 days          21    2,056,074                       5    301,331
90 days          19    1,271,041                      11    748,925
120+ day        212   15,297,414                     151 10,382,973
                               Foreclosure
        Number     Balance
Current           0            0
30 days           0            0
60 days           1       77,065
90 days           0            0
120+ day         33    3,195,321

Group 1 All Categories                      Bankruptcy
        Number     Balance                  Number         Balance
Current        1599  159,575,498                       0          0
30 days          96    8,078,983                       1    116,537
60 days          29    2,316,618                       1     43,363
90 days          25    1,704,956                       3    224,172
120+ day         67    5,095,823                      11    787,614

        Foreclosure
        Number     Balance
Current           0            0
30 days           0            0
60 days           2      146,288
90 days           9      729,923
120+ day         35    3,111,742



ix)     Loans that became REO properties
x)      Total Book Value of REO Properties:

        REO Properties Group 1
Loan #  Unpaid Prin Bal         Scheduled Prin Bal      Book Value
5035266 $38,902                 $38,759
5040647 $30,978                 $30,600
5040753 $56,887                 $56,709
5041082 $61,505                 $61,322
8475527 $47,857                 $47,789
8479453 $65,654                 $65,293
8479867 $88,528                 $88,210
8487928 $71,589                 $71,429


        REO Properties Group 2
Loan #  Unpaid Prin Bal         Scheduled Prin Bal      Book Value
5038740 $44,815                 $43,804
7138373 $1                      $1
7968886 $89,361                 $88,113
7970833 $53,807                 $52,564
8477507 $179,495                $178,798
8496754 $131,513                $130,887


                        Group 1                 Group 2
xi)     Prepayments              4,482,117             2,403,429

xii)
Current Period Prepayment Penalties                   86,296       24097
Aggregate Prepayment Penalties                        272,027      95492
Prepayment Penalties allocable to Classes N and X     86,296       24097
xiii)
Aggregate Realized Losses incurred during Due Period      0      21,758
Cumulative Realized Losses                                0     154,082
xiv)    Realized Loss Allocations         See Page 1

xv)     Accrued Certificate Interest      See Page 1

xvi)    Prepayment Interest Shortfall and Class Carryover Shortfall

                                            Class Carryover
                                PPIS        Shortfall              RAIS
                   A-1                     0           0            134
                   A-2                     0           0            56
                   M-1                     0           0            12
                   M-2                     0           0            13
                   B-1                     0           0            13
                   B-2                     0           0            8
                   N                       0           0            23
                   A-IO                    0           0            138
                   X                       0           0            NA
                                           0           0            398

xvii)   Reserved
xviii)  Reserved
                                Group 1     Group 2
xix)    Trustee Fees                 1439.89      553.95

xx)     Reserve Fund
                   Beginning Balance                        5000.00
                   LIBOR Carryover Fund Deposit                0.00
                   LIBOR Carryover distributed to  Class       0.00
                   LIBOR Carryover owed to Class A-1A          0.00
                   Ending Balance                           5000.00

xxii)   Trigger Event Occurrence            NO
        Cumulative Loss Percentage of Origin0.0571%





xxv)    Available Funds                                 Group 1
        Scheduled Interest Net of Servicing Fees            1,222,841.85
        Scheduled Principal                                    166,255.33
        Unscheduled Principal                               4,482,117.00
                   Available Funds                          5,871,214.18

        Available Funds                                 Group 2
        Scheduled Interest Net of Servicing Fees               440,343.15
        Scheduled Principal                                      63,680.98
        Unscheduled Principal                               2,403,428.95
                   Available Funds                          2,907,453.08


xxvi)   Offered Certificates Pass-Through Rates See Page 1

xxvii)  Liquidation Report
        Loan #     Unpaid Prin  Sched Prin     Liq Proc       Loss

        8479214        41,638.33          39    41,677.5  21,758.32



xxviii) Mortgage Loans Purchased by Servicer

xxix)   Mortgage Loans Re-Purchased by Servicer


Libor Information  Original     Current PeriNext Period

LIBOR                    1.8425%     1.8300%     1.3800%



                   Financial Asset Securities Corp.


                                By: /s/ Sheryl Christopherson
                                Name:  Sheryl Christopherson
                                Title: Vice President


Dated:   11/25/2002